Exhibit 4

[Letterhead of CI Investments]

March 16, 2018

Hecla Mining Company 6500 North Mineral Drive Suite 200 Coeur d’Alene, ID 83815-9408

Attention:	David C. Sienko, Vice President – General Counsel

Dear Sirs:

Re:	Proposed Arrangement with Klondex Mines Ltd.

We refer to the arrangement agreement (the “Arrangement Agreement”) proposed to be entered into between Klondex Mines Ltd. (“Klondex”), Hecla Mining Company (“Hecla”) and 1156291 B.C. Unlimited Liability Company (“Acquireco”) providing for the acquisition by Acquireco of all of the issued and outstanding common shares of Klondex (the “Arrangement”).

We represent and warrant that: (i) we exercise control over 25,561,959 common shares of Klondex (the “Affected Securities”) with good and marketable title thereto and free and clear of any encumbrances or any other rights or claims of others; and (ii) we have full power and authority to fulfill our obligations hereunder and doing so will not violate or conflict with applicable law or any agreement instrument or document to which we are party or by which we are bound.

We understand that you wish to have our agreement that we support the Arrangement and will not conduct ourselves in a manner that is inconsistent with the completion of the Arrangement. Accordingly, we agree that, during the period from the date of this letter to the Letter Termination (as hereinafter defined), we will: (i) not sell, option, transfer or otherwise encumber the Affected Securities or any interest therein; (ii) not solicit a competing transaction or otherwise knowingly take any action of any kind which is reasonably likely to reduce the likelihood of success of the Arrangement; (iii) not grant or agree to grant any proxy or other right to vote the Affected Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind as to the Affected Securities; (iv) not do indirectly anything that we have agreed not to do directly in this Agreement; and (v) deposit all of the Affected Securities, together with a duly completed and executed letter of transmittal, with the depositary specified in connection with the Arrangement in accordance with the terms thereof.

Notwithstanding the foregoing, nothing in this letter agreement shall in any way prohibit us from selling, transferring, assigning or otherwise disposing of any of the Affected Securities held by a mutual fund for which we act as portfolio manager: (i) to the extent required to fund a redemption of greater than 10% of the securities of the mutual fund by its securityholders, or (ii) after May 31, 2018, to the extent required to comply with applicable Canadian securities laws governing an investment’s fund’s ownership of securities provided that in the event of any such sale, transfer, assignment or disposition that occurs after the record date for the meeting of shareholders of Klondex called to approve the Arrangement, we will use commercially reasonable efforts to vote or cause to be voted all Affected Securities in favour of the Arrangement prior to completion of such sale, transfer, assignment or disposition.

In addition, we irrevocably covenant and agree in favour of Hecla and Acquireco that, unless the Letter Termination has occurred: (i) we will vote or to cause to be voted the Affected Securities in favour of the Arrangement and all other matters related thereto including in connection with any separate vote of any sub-group of securityholders that may be required to be taken and of which sub-group we form a part; (ii) we will not exercise any rights of dissent provided under the Arrangement, any applicable laws or otherwise in connection with the Arrangement or any other corporate transaction considered at the meeting of holders of Affected Securities of Klondex in connection with the Arrangement.

Notwithstanding any other provision of this letter agreement, our obligations hereunder shall automatically terminate (the “Letter Termination”): (i) if the Arrangement Agreement is amended without our prior written consent to reduce the amount of the consideration payable thereunder in respect of the Affected Securities; (ii) if the Arrangement Agreement is terminated for any reason; (iii) if the Outside Date (as such term is defined in the Arrangement Agreement) is extended beyond the date which is four months after the date of this letter without our prior written consent, (iv) if the directors of Klondex withdraw their approval of the Arrangement or approve or recommend any Superior Proposal (as defined in the Arrangement Agreement) in respect of Klondex in a manner that complies with the Arrangement Agreement, or (v) if the representations and warranties of each of Hecla and Acquireco as set forth in the Arrangement Agreement are not true and correct or Hecla or Acquireco have not complied with all of their covenants to Klondex contained in the Arrangement Agreement and such non-compliance has not been cured within five business days after receipt of written notice of such non-compliance, delivered by us or Klondex.

We confirm that this letter agreement constitutes our legal, valid and binding obligation and is enforceable against us in accordance with its terms. We also recognize and acknowledge that this Agreement is an integral part of the transactions contemplated in the Arrangement Agreement, that Hecla and Acquireco will not enter into the Arrangement Agreement unless this Agreement is executed, and accordingly acknowledge and agree that a breach by us of any covenants or other commitments contained in this Agreement will cause Hecla and Acquireco to sustain injury for which they would not have an adequate remedy at law for money damages. Therefore, we agree that in the event of any such breach, you shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which you may be entitled, at law or in equity and further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or equitable relief.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

We look forward to the successful completion of the Arrangement.

Yours truly,

CI Investments Inc.

By:       /s/ Brandon Snow
Name: Brandon Snow, Principal and Chief Investment Officer,
            Cambridge Global Asset Management

By:       /s/ Caitlin Dean
Name: Caitlin Dean, Senior Vice-President, Portfolio Operations

Acknowledged and agreed this  16  day of March, 2018.

Hecla Mining Company

By:      /s/ Dean W. A. McDonald
Name: Dean McDonald

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